Exhibit (e)(4)

CONFIDENTIAL

July 24, 2012

Cesar Garcia

Iris International, Inc.

9158 Eton Avenue

Chatsworth, CA 91311

Dear Cesar:

I would like to thank you for our recent dialogue. We are very appreciative of the time and effort you and your team have taken to support our discussions and for supplying us with the information to support our revised evaluation of a possible transaction involving Iris International, Inc. (“Iris” or the “Company”). This letter sets forth Danaher’s preliminary, non-binding indication of interest in acquiring Iris.

Danaher and Beckman Coulter continue to be excited about this opportunity and share the belief that we are a uniquely positioned transaction partner for Iris and the optimal long-term home for its businesses and employees. Based on what we have learned so far, we believe a combination of the two organizations would be a compelling proposition for our respective customers. We are very impressed with Iris’ products and facilities and believe Iris can benefit substantially from the resources and international reach of Danaher.

Our non-binding offer to acquire the outstanding shares of Iris is $20.00 per share. All proceeds would be paid in cash. We would fund the purchase price from cash on hand and therefore would not require any condition to closing related to securing financing.

The Danaher M&A team has completed over 50 transactions in the past three years. We are well-equipped to navigate any complexities that may arise in executing the transaction and are prepared to move quickly. Based on our experience with similar transactions and assuming the Company’s full cooperation, we believe that we could complete due diligence and negotiate a definitive agreement within approximately three weeks of commencing work. Our due diligence would be customary in scope, including more in depth commercial discussions, further financial due diligence and customary legal and risk diligence. Among other items, we would seek to confirm the recent progress and milestones in the hematology and personalized medicine areas that you have mentioned to us.

Our offer and willingness to commit our resources toward a transaction is based on proceeding on an exclusive basis. By countersigning this letter below, you agree that in consideration of and to facilitate our mutual discussions regarding the potential transaction, Iris and its affiliates and agents will grant us exclusive dealing in our potential transaction. As such, none of Iris, its affiliates or agents will discuss or negotiate with, or accept an offer from, any other party with respect to the purchase of, or investment in, the Company, including the acquisition of any material assets, during a period extending initially from the date a copy of this letter countersigned by you is received by me until 6:00 p.m. (Los Angeles time) on the 30th day thereafter (it being understood that Iris shall be free to simply advise third parties that it is prohibited from holding discussions or negotiations concerning the Company or a transaction). Unless written notice of termination is delivered by either Iris or Danaher to the other at least three business days prior to the end of the exclusivity period, the period of exclusivity will be extended indefinitely until three business days after delivery of a written notice of termination by either party to the other. Moreover, the Company will promptly notify Danaher if any inquiries, proposals or offers with respect to the purchase of, or investment in, the Company or the acquisition of any of its material assets are received by the

2200 Pennsylvania Ave., NW • Suite 800W • Washington, DC 20037-1701 • Tel: 202.828.0850 • Fax: 202.828.0860 • www.danaher.com

Company, its affiliates or agents. The existence and terms and conditions of this letter are strictly confidential and may not be disclosed by Iris, its affiliates, agents or shareholders to anyone other than to the directors, officers and advisors of the Company who have fiduciary or legal responsibilities to Iris to keep such information confidential.

Of course, unless and until a definitive agreement regarding a potential transaction is negotiated and executed between the parties, neither party shall be obligated with respect to any transaction and no obligation or rights or liabilities of any kind whatsoever are created (or shall be deemed to be created) as a result of this letter, or any other written or oral statement or any further actions by the parties, except in the case of this letter for the provisions contained in the preceding paragraph and this paragraph. Accordingly, subject to your obligations under the aforementioned exclusivity provisions, either party is free to abandon discussions regarding the potential transaction at any time for any reason or for no reason and the decision of either party to so abandon discussions shall not be subject to legal challenge by the other. This letter, and all claims or causes of action that may be based upon, arise out of or relate to this letter or the negotiation, execution or performance hereof, shall be governed by the internal laws of the State of New York.

Please let us know if you have any questions regarding this proposal. We look forward to hearing from you.

Sincerely,

/s/ Daniel A. Raskas
Daniel A. Raskas Senior Vice President Corporate Development

Accepted and agreed on behalf of:

Iris International, Inc.

By:	/s/ Cesar Garcia
Name: Cesar Garcia
Title: CEO, President & Chairman